UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE




                                                                 April 14, 2021

  Via E-Mail
  Michael J. Kessler, Esq.
  Alston & Bird LLP
  90 Park Avenue
  New York, NY 10016

           Re:     Ready Capital Corporation
                   Schedule TO-I
                   Filed April 2, 2021
                   SEC File No. 005-87416

  Dear Mr. Kessler:

           We have reviewed your filing and have the following comments.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Schedule TO-I

  1. Please provide us your detailed legal analysis supporting your apparent conclusion that
           Rule 13e-3 does not apply to this tender offer.

  Cautionary Note Regarding Forward-Looking Statements, page 10

  2. We note the disclaimer that you do not undertake any obligation to update any forward-
           looking statements. This disclaimer is inconsistent with the requirements of General
           Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the
           Schedule to reflect a material change in the information previously disclosed. Please revise the offer to purchase to delete this statement.

  Procedures to Be Followed by Holders Electing to Surrender Shares for Repurchase, page 15

  3. We note the waiver included in clause (ii) of the fourth bullet point in section 3.2. Please
 Michael J. Kessler, Esq.
Alston & Bird LLP
April 14, 2021
Page 2

       tell us how this disclosure is consistent with Section 29(a) of the Securities Exchange Act of 1934 or revise.

Payment for Surrendered Shares, page 18

4. We note you may use borrowed funds to pay for tendered securities. Please revise your disclosure to include disclosure responsive to Item 1007(d) of Regulation M-A.

Plans or Proposals of the Company, page 18

5. Please revise this section to describe the types of plans or proposals referenced rather than referring security holders to Item 1006(c) of Regulation M-A, which is not included in your document.

Additional Information, page 29

6. We note that you attempt to incorporate by reference into the offer document all filings made while your offer is pending. However, Schedule TO does not expressly authorize
       such    forward incorporation by reference.    Rather, General
Instruction F specifies how
       you may incorporate by reference in a Schedule TO.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
& Acquisitions